

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2015

Via E-mail
Lishan Aklog
Chairman and Chief Executive Officer
PAXmed Inc.
420 Lexington Avenue, Suite 300
New York, New York 10170

    Re: PAXmed Inc.
            Draft Registration Statement on Form S-1
            Submitted February 12, 2015
            CIK No. 0001624326

Dear Dr. Aklog:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please expand the disclosure in this section to disclose the amount of your total assets, liabilities and accumulated deficit as of December 31, 2014. Also, disclose that you expect to incur operating losses in the foreseeable future.

Overview, page 1

2.   Please revise your disclosure throughout your document to avoid marketing language. For example, we note the disclosure on pages 1 and 38 that you (1) "seek to enhance and accelerate value creation," (2) expect your pipeline to "remain dynamic" and (3) believe your model allows you to conceive, develop and commercialize your "pipeline of high margin, high-impact medical device products."

3.   Please expand the disclosure regarding your five projects that are "the subject of patent applications filed, or to be filed or an issued patent" to clearly identify which project has an issued patent on its behalf and which has a patent application filed on its behalf.

4.   Please revise the disclosure in this section to state prominently that you have not yet received regulatory approval for any of the five projects that are in your current pipeline.

5.   Since you have not sold any products nor received necessary approvals from the FDA regarding their efficacy or safety, please revise throughout to remove claims about the characteristics of your products or their benefits, or revise to indicate that they represent management's belief. For instance, we note the disclosure on page 1 about "key differentiating features."

6.   With a view toward balanced disclosure, please tell us whether there are any material disadvantages concerning your projects in your current pipeline.

Background, page 1

7.   Please relocate your disclosure on page 2 about the single-product medical device companies founded in 2008 and 2013 to a subsequent section of your document where you can provide adequate context and balanced disclosure about them. For example, were any other companies founded by your leadership team between 2008 and 2013? If so, were any of those companies founded during that period not as successful as the company founded in 2008 which was acquired in 2012 for $55 million? Did the company incur significant losses until it was acquired in 2012? Also, tell us, with a view to disclosure, the amount of sales generated by the VenaPax device since it was first commercialized in 2014. In this regard, tell us why you have instead disclosed that there is a market of $400 million for this device.

Our Experts, page 4

8.   Please relocate your disclosure about your experts to a subsequent section of your document where you can provide adequate context about them. For example, please explain the role of your Scientific Advisory Board, especially to distinguish it from the board of directors. How often does the Scientific Advisory Board meet? On what matters have they deliberated and advised you?   Are they the source of performance data regarding your products? What is the extent of their obligations to you? What is the extent of your obligations to them? Do the members of the Scientific Advisory Board have an equity interest in you? Are the members of the Scientific Advisory Board compensated?

Our Product Pipeline, page 5

9.   Please expand the disclosure in this section to clarify the material hurdles that remain until you can sell each of the five projects in your pipeline. Also, disclose the capital and timelines necessary to generate revenue from your planned business.

10.   Regarding your disclosure about your five lead projects, we note that you often refer in this section to "Our Solution" and your claims about your lead projects that have not yet been commercialized, such as your disclosure: (1) in the second paragraph on page 5 that you anticipate "lower cost of goods" than existing devices; (2) in the penultimate paragraph on page 5 that you anticipate your system "will have significantly lower procedural costs and higher margins than existing technologies;" and (3) in the last paragraph on page 6 that you expect your product "will command a price premium over lower-accuracy disposable infusion pumps" and "will expand the market for these devices." Tell us why you believe it is appropriate to include disclosure in which you compare your projects that have not yet been developed favorably to existing products that have been approved by regulatory agencies.

11.   Please tell us why you believe it is appropriate to highlight the multi-billion market sizes in your prospectus given the hurdles, including regulatory approval, that remain until you are able to address the entire market.

We are an "emerging growth company," page 26

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 32

13.   We note your disclosure in the first two bullet points in this section that you will likely use the proceeds for research and development and commercialization of your current and future products. Given your prominent disclosure on pages 5 and 6 and elsewhere in your document about your five lead projects and the multi-billion dollar markets for each of these projects, tell us the source of funds needed for research and development and commercialization of each of these projects. If you currently would need the proceeds from this offering to conduct these activities, please disclose the approximate amount of proceeds that you currently intend for each project. Also, if the proceeds of this offering would not provide sufficient funds to commercialize the projects that you have highlighted, please provide the disclosure required by Instruction 3 to Regulation S-K Item 504.

14.   If you do not have a current specific plan for the proceeds, or a significant portion thereof, please state so clearly and discuss the principal reasons for the offering.

15.   Please expand the disclosure in the fourth bullet point in this section to state the amount of proceeds to be used for payment of compensation to your chief executive officer.

16.   Please reconcile the disclosure in the fifth bullet point in this section with the disclosure in the fifth bullet point on page 36.

Dilution, page 33

17.   Please disclose how the numbers and percentages in the table would change assuming the exercise of all outstanding warrants and options.

Operations Overview, page 35

18.   Where you make statements regarding the success of studies, simulations and analyses or that you "achieved promising results" regarding a particular design, please expand your disclosure to state the basis for each of these claims and clarify how the results are measured.

Operating Expenses, page 35

19.   Please briefly describe the contributed services by your executive officers, and quantify the primary components of the expenses of $200,000 attributable to those officers and identify those officers.

Project Selection, page 39

20.   From your disclosure on page 38, it appears that you will be engaged in the same business as Pavilion Medical Innovations, which was also founded by Dr. Aklog, your Chief Executive Officer, Dr. deGuzman, your Chief Medical Officer, and Mr. Glennon, your Vice Chairman. Since Dr. Aklog and Dr. deGuzman remain partners at PMI and Mr. Glennon is its Chairman and Chief Executive Officer, it appears they may have conflicts of interest that arise due to their ongoing management and ownership of Pavilion Medical Innovations and due to their fiduciary obligation owed to your investors. Please also expand your disclosure to include risk factors regarding all applicable conflicts of interest. In this regard, we note your disclosure on page 16 relating to conflicts of interest only refers to the conflict involving time commitments. Please also expand your "Product Selection Process" section of your document beginning on page 39 to explain how potential projects are assigned to you or to Pavilion.

Lishan Aklog
PAXmed Inc.
March 11, 2015
Page 5

Intellectual Property, page 46

21.   Please disclose the duration of the patent mentioned on page 47.

Management, page 54

22.   Please revise the description of each person's business experience to avoid qualitative or
        marketing language, such as the disclosure on pages 55 and 57 about the acquisition in
        2005 for $1.3 billion, the disclosure on page 57 about a consultant to a $750 million
        family office in 2004, the disclosure on page 57 about the size of equity firms, the
        disclosure on page 58 about a "renowned medical device entrepreneur," and the
        disclosure on page 60 about being frequently featured in the media.

Medical Advisory Board, page 58

23.   We note your disclosure that you consult with your advisors throughout the product
        selection and development process, and that these advisors help "optimize product
        designs" among other functions. Please expand this section to indicate what intellectual
        property rights, if any, are retained by the advisors.

24.   Please explain what you mean here and on page 3 by the term "opinion leaders."

Executive Compensation, page 62

25.   Please provide the disclosure required by Item 402(n) of Regulation S-K or tell us why it
        is not required. In this regard, we note your disclosure on page 35 about services
        contributed by your executive officers.

Principal Stockholders, page 67

26.   Please ensure that your table includes shares that the holder has the right to acquire
        within 60 days. In this regard, we note that your disclosure in this section does not refer
        to shares issuable upon exercise of warrants yet you include disclosure about outstanding
        warrants on pages 69 and 71.

Underwriting, page 75

27.   Please provide the disclosure required by Item 505 of Regulation S-K.

Exhibits

28.   Please file as an exhibit the incentive equity plan mentioned in the first paragraph on
        page 63. Please also file as exhibits the side letter agreement mentioned in Note 6 on
        page F-12 and the subscription agreements relating to the June through July and the
        November 2014 offerings described in Note 6.

You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): David Alan Miller, Esq.